Stomp Technique, Inc.
Statements of Changes in Shareholders' Equity
From January 1, 2019 to December 31, 2020
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Deficit	Total Shareholders' Deficit
	Shares	Amount			
Balance, January 1, 2019	-	$ -	$ -	$ (6,007)	$ (6,007)
Net loss				(5,706)	(5,706)
Balance, December 31, 2019	-	$ -	$ -	$ (11,713)	$ (11,713)
Issuance of founder shares	1,000	-	900	-	900
Net loss				(8,943)	(8,943)
Balance, December 31, 2020	$ 1,000	$ -	$ 900	$ (20,656)	$ (19,756)